[GUGGENHEIM LETTERHEAD]
July 15, 2016

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
101 F Street, N.E.
Washington, D.C. 20549

Re:	Claymore Exchange-Traded Fund Trust 2 (the “Registrant”) File Numbers: 333-135105, 811-21910
Post-Effective Amendment No. 277
Request for Withdrawal of Post-Effective Amendment Filing to the Registrant’s Registration Statement on Form N-1A

Ladies and Gentlemen:
Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), the Registrant hereby respectfully requests withdrawal of Post-Effective Amendment No. 277 (the “Amendment”), which was filed with the Securities and Exchange Commission via EDGAR (Accession No. 0001365662-16-000174) on July 15, 2016. The Amendment relates solely to Guggenheim ASEAN Leaders ETF. The reason for withdrawal is that the Amendment was filed using incorrect series and class codes.

The Amendment has not yet become effective and no securities have been sold in connection with the filing. Accordingly, the Registrant believes that withdrawal of the Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

If you have any questions or comments regarding the Amendment or the foregoing matters, please do not hesitate to contact Jeremy Senderowicz of Dechert LLP at (212) 641-5669.
Very truly yours,
Claymore Exchange-Traded Fund Trust 2
By: /s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary